Contango Oil & Gas Company

(Commission File No. 001-16317)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Contango Oil & Gas Company

Commission File No.: 001-16317

The following is the transcript from a conference call conducted by Contango Oil & Gas Company (“Contango”) regarding its second quarter 2021 earnings held on August 11, 2021. During the conference call, the company also discussed the proposed merger with Independence Energy:

Company:	Contango Oil & Gas Company

Conference Title:	Contango Second Quarter 2021 Results

Moderator:	Wilkie Colyer

Date:	Wednesday, 11th August 2021

Conference Time:	16:00 CT

Operator:	Good day and welcome to the Contango second quarter 2021 results conference call. Today’s conference is being recorded. At this time, I would like to turn the conference over to Wilkie Colyer.

Wilkie Colyer:	Thanks, Melissa. Good afternoon. And thank you for joining us for our second quarter 2021 earnings conference call. I’m Wilkie Colyer, chief executive officer of Contango. Joining me this afternoon on the call are John Goff, our chairman of the board, Farley Dakan, our president, Chad Roller, our chief operating officer, Joe Grady, our chief financial officer and Chad McLawhorn, our general counsel. Hopefully everyone has had an opportunity to read through this afternoon’s press release, including the cautionary statements regarding forward looking information and non-GAAP measures that apply to the statements on this call. Also, I will make reference to a presentation posted to our website today called Q2 2021 Update. So please pull that up if you would like to follow along. I’ll now pass the call over to John Goff for his opening remarks.

John Goff:	Thank you, Wilkie, and good afternoon, everyone. We very much appreciate you joining the call. Before Wilkie covers the quarter and the merger update, I want to cover some important points that guided my thinking as chairman and as the largest shareholder of the company in making the decision to merge with Independence. Having been an investor for a long time in the public markets, serving as CEO of a public company for many years, I’m always intrigued with the market’s reaction to big news. Our announcement of the merger with Independence is an excellent case study. Post announcement, our shares have underperformed our market comps, when in my mind, and even mathematically, we should have outperformed.

I have no doubt that that will change with time as the merits of the deal come to light. We dumped a lot of information on the market when we announced the merger and it clearly takes time for investors to absorb and fully understand the impact of the transaction. Couple that with little analyst coverage, something that we’re definitely going to rectify post-merger, and we intend to do that and we’ll begin work on that soon. I want to reiterate why we worked hard to make this happen as a company, why we were collectively supportive as a board, as well as a management team and why I am personally 100% behind it.

It’s no secret, I have a passion for building businesses. Crescent Real Estate started on my desk with a yellow pad in the early nineties, ultimately became a New York Stock Exchange listed company. It grew over 13 years until its sale at six and a half billion to Morgan Stanley in 2007. My initial investment thesis for Contango three years ago was to use this company as a platform to consolidate oil and gas assets during a low point in the energy cycle. Very comparable to what we did in the real estate industry in the early to mid-nineties. After cleaning up the business, Wilkie and team have done a terrific job of executing on very attractive acquisitions and significantly growing the business.

I have said many times, even prior to this announcement, that Contango can and will be much larger than Crescent ever was. I believe that statement even more today than when we made the initial investment three years ago. In that three years, the industry has changed and the acquisition opportunities are evolving. I want to make four key points. Number one, traditional bank lending to the energy sector is a much less reliable capital source than in the recent past. It clearly should not be part of a long-term capital plan. Equity and the unsecured debt markets are now more critical than ever. Having an investment grade credit rating will be the differentiator in the future, allowing for the lowest cost of capital. The merger with Independence gives us that.

Number two, as always, we feel strongly that to be successful in the long-term, we must have a durable capital structure that can withstand any volatility of the markets, both the commodity markets as well as the capital markets. That means we need to maintain low leverage and have inexpensive leverage. We target one times EBITDA as a maximum for leverage on a long-term basis. And we want to maintain and generate substantial free cash flow. The merger with Independence ensures this. Number three, there remains far too much cost in overhead in the sector and we have a team that is excellent at reducing costs, significantly impacting the positive results we achieve from acquisitions. Now that we have proven this to ourselves and to the markets, it broadens our scope of acquisition targets. We will continue to capitalize on this with our merger with Independence.

Number four, I get asked this all the time, acquisition opportunities today are as plentiful as they ever have been. They are bigger and require greater access to capital. So again, scale and cost of capital are critical. The merger with Independence gives us that. Do not make the assumption that the merger was done because we have run out of opportunities. You will be making a presumptive mistake. This merger is being done because of the opportunity set has grown, not shrunk. The opportunity set has grown, not shrunk. Now let me cover several important, what I think are critical things that I think the market is missing, misunderstanding or misinterpreting.

Number one, accretion of the deal. This transaction, the merger with Independence, is 50% accretive to Contango shareholders in 2022. Our first full year of operations after closing, it is 50% accretive. I’ve been in the business a long time. I have never seen a deal, a merger, that was 50% accretive, much less ever worked on one. That is extraordinary. I don’t understand how that’s being missed. So $1.00 of cash flow for a Contango shareholder becomes $1.50 as a result of the merger.

Number two, I hear the comment we are selling out to KKR. Nothing could be further from the truth. I’ve known Henry Kravis for years, as well as much of the KKR management team. I’ve done business with them on a variety of investments in the past, all successful. We have spent substantial time with the Independence team, David Rockecharlie, and the rest of the team. And we have a great deal of respect for them. We see eye to eye on the opportunity in front of us, as well as the strategy on how to achieve that. And this is going to be a collaborative effort. I did not ask to be chairman of the new company. They asked me. I want to be, I want to be chairman. This is fun. I love doing this. And let me be clear, I’m not receiving any fees or any payments outside of the traditional director’s compensation. And I don’t wake up in the morning thinking about my director’s compensation, believe me. I think about the roughly 50 million shares of stock. And I think about that every day.

Number three, KKR will hold a substantial portion of their stock on balance sheet and they have no intention of selling. I have no intention of selling. We are both in this for the long-term. This is the singular vehicle that
KKR and myself will be using to grow our exposure to the energy sector. Number four, don’t be confused by the management fee. The management fee is simply G&A with a different label. Our collective cost to run this business factoring in the management fee will be among the lowest in our peer group. Factoring in the management fee, the management fee is nothing else than G&A. Wilkie will cover that on a slide and give you some detail.

So in summary, if you want exposure to the necessary and inevitable industry consolidation through a well-
capitalized company aligned and highly talented and incentivize management team, substantial insider ownership with a low cost of capital, wonderful free cash flow, then we are a great name to consider. I encourage investors to look at the facts, not the rhetoric. I’ve never made a nickel off a blog post. And call us if you have questions, we absolutely respect your questions. We value your input, and we’d love to hear from you if there’s anything that comes up, that’s confusing to you.

Let me close by reiterating that I’m enjoying being a part of transforming this company and stand by my personal target that I’ve laid out to the team of being a $10 billion plus company in the not too distant future. I truly think we’re going to get there. And this merger is a huge step in that direction. Wilkie?

Wilkie Colyer:	Thanks, John. I’d like to start mark with a quick overview of the quarter for Contango, and then move on to a discussion of recent strategic initiatives we’ve entered into. On the quarter, we accelerated workover spending, particularly on our two recent acquisitions in a strengthening crude price environment. Result was production coming in above guidance on LOE spending that was also slightly above guidance. The bottom line for the quarter is that we were able to increase daily production by over 12% in Q2, relative to the February and March daily average. And I’m using February and March because that was post the closing of the two acquisitions we’ve made.

It’s important to point out that we achieved that 12% production growth while paying down debt by approximately $30 million in Q2 alone. We believe this demonstrates the optionality and the free cashflow inherent in our low declined portfolio. And it demonstrates an ability to react quickly to changes in crude prices, both positive and negative. Moving to strategic initiatives, we have made two major announcements since our last quarterly call. The first is our announced merger with Independence Energy, which will create an industry leading consolidator with a market cap and an enterprise value of $3 billion and $3.8 billion respectively based on market prices as of August 6th.

The second is our acquisition of Conoco Phillips Wind River basin assets, which we were able to buy at an attractive price with the potential to further enhance long-term value through cost savings initiatives we have identified during our due diligence process. Let’s cover the Independence merger first. The process, which culminated in a merger announcement with Independence really started back in January. It was the Contango board and management’s view that a bifurcation was forming in the market between the haves and have nots based on several factors with the most important ones being size and scale. We would characterize as the haves, as companies that are not reliant on bank capital or the RBL market for growth.

In our view, banks have backed away from the market because of a combination of prior losses and ESG and investor pressures. There seems to be a correlation between those two, but that could be a coincidence. Regardless of the rationale, the job of a commercial lender in the upstream space is a tough job to have right now. We witnessed firsthand just how difficult the market is for attracting bank capital when we increased our borrowing base in Q2. While we were successful in that endeavor and are deeply grateful to our lending group for supporting the large increase, it was clear that future increases would get incrementally more difficult. So as a board and management, we were staring at an enormous market opportunity where we expect billions of dollars of PDP heavy assets to trade hands over the next few years into a market with fewer and fewer well-capitalized buyers. We needed to get bigger to execute on this next wave of opportunities.

When discussions with Independence began to heat up, we analyzed the opportunity by asking a few simple, but very important questions. First, do we expect the deal to increase intrinsic value per share for our shareholders? As discussed previously and shown on slide 23, this transaction is accretive to Contango cashflow per share by 50% in 2022, our expected first full year of combined operations. As John said, we have never seen a deal before with that level of accretion to existing shareholders.

Second, will this transaction be designed to drive down costs, particularly G&A and cost of capital relative to Contango standalone? The answer is absolutely. Let’s start by discussing proforma G&A. Turning to slide seven of the presentation, the first thing I would point out is that the $5 million negotiated fee paid to KKR associated with the addition of Contango assets to the combined company pays for a suite of services per our management services agreement. It covers a broad scope of typical G&A items quite efficiently. KKR will be paying the compensation of all the executives, shown on slide six as an example. And we also benefit from the broader KKR resources, such as global macro, public affairs, KKR capital markets, the KKR Global Institute, and the client and partner group, not to mention their access to capital and global reputation.

When you combine all the overhead of the business, including fees, both at the corporate and sub level, for example, Contango‘s G&A, and look at it relative to peers, both as a percentage of EV and a percentage of EBITDA and graphical depiction of that are on the right side of slide seven, two things stick out. The first is the combination makes us more efficient as a company relative to Contango standalone. The second is that we screened very well relative to our mid-cap peers in both of those metrics. Efficiency is critically important in these commodity businesses, particularly when capital is scarce and at a cyclical low, and we will continue to drive down our cost structure in this platform as we scale.

On cost of capital, let’s turn to slide 18. The combined business will have investment grade credit metrics, and we expect we’ll ultimately have an investment grade rating longer term as the business continues to scale in a disciplined way. This competitive advantage cannot be overstated. The opportunity to potentially fund a business at a differentiated cost of capital will be a huge advantage relative to our peers who we think have costs of capital in the high teens, if not higher. We will also maintain a low leverage profile with a long-term leverage target of approximately one times debt to EBITDA.

Third, since we are ceding control, are we like-minded in our pursuit of value with the new leadership team of the combined business? The first thing I would point out when considering this question is back on slide six, which shows that we will continue to be peer leading in terms of insider ownership post this transaction. KKR has a substantial on balance sheet investment in Independence, and we still find that the best way to align incentives in business is for management to have skin in the game. Of course, the chairman of the board of the combined business, John Goff, will maintain a very large position in the stock personally.

The next thing I would highlight around alignment is on slide 13, bottom left quadrant. You’ll notice that in 2020 and 2021, both Contango and Independence were able to put capital to work counter-cyclically. And as importantly, at a time when a lot of Contango’s peers in the public market and Independence’s peers in the asset management space waited on the sidelines. On that note and turning to the next slide, slide 14, on a combined basis, we have put $850 million of capital to work in 2021 alone on proven cash flowing assets with meaningful upside. And just to clarify, the Mid-Con Energy Partners and Silvertip deals closed in 2021, but were signed in late 2020. So those are included here as 2021 events because that’s when they closed. I would also note that at the time of the signings, the weighted average spot oil and gas prices for this $850 million of capital investment was $45.27 per barrel and $3.01 per MCF, respectively. So, we think these purchases were highly opportunistic. This also sets us up well to capitalize on future market opportunities since we both have a reputation of finding differentiated risk return opportunities and being able to get things done.

Last, are we positioned to do a better job for our shareholders in this broader more scaled platform? Our view is that we can expand our successful acquisition program to include larger deals we previously couldn’t capitalize on as a standalone smaller company. Sum it up, the answer to all four questions we asked made Independence a perfect fit for Contango. We believe this combination creates a business with investment grade credit metrics, a diversified asset base and commodity mix, better access to capital, both debt and equity, and a competitive advantage over other consolidators via a substantial size advantage. We look forward to working with David and his team at KKR to continue growing via acquisition for the benefit of all stakeholders. For more information on the proposed merger, there is an S-4 filed with the SEC under the company name IE PubCo Inc. That stands for Independence Energy PubCo Inc. So IE PubCo Inc.

Next, we thought it would be helpful to add some context to the market opportunity by providing some additional color on our most recent acquisition of the Wind River assets from ConocoPhillips. See slide 15, this acquisition checked a lot of the attribution boxes we look for when evaluating new opportunities, asset quality and profile. This is a world-class conventional gas field that has recovered 2.8 TCFs to date. It’s a low decline asset with a long reserve life; 78 million cubic feet equivalent per day of net production currently and on an expected 5% decline. Vertically integrated asset provides the opportunity to maximize margins. It’s an attractive risk return profile. We acquired these producing reserves at an attractive standalone rate of return and kept all further upside for Contango’s benefit and the quick payback period and attractive long-term exposure to natural gas prices and operational improvements were also an attraction.

Future value creation opportunities. We think there are multiple opportunities inherent in the asset to reduce costs and improve profitability and cashflow to create meaningful, incremental long-term value on the asset. And it also enhances our existing operational footprint. This is Contango’s third acquisition of conventional assets in Wyoming, and we intend to be on the lookout for more. We like the Wyoming area, like the Wyoming state and the Rocky’s conventional asset profile. The Wind River basin acquisition is expected to increase Contango’s total run rate production by approximately 57% in Q3 of 2021.

We think that our experience in the area, reputation in the market and clean balance sheet were as important, if not more important, than purchase price for a company like Conoco, who is looking for a clean break as a top priority when divesting of assets. We think Contango, particularly as a subsidiary of an even larger business post the Independence merger, will be a very attractive partner for larger enterprises looking to divest assets that are later in life. And we certainly plan on capitalizing on those opportunities.

I’ll finish up my prepared remarks with a discussion of the acquisition pipeline. We are finding that there is certainly more interest in upstream oil and gas assets than there was late last year or early this year.
Consistently, we understand that there are more CAs signed, more management presentations and more bidders involved in marketed processes. What we are less sure about is what percentage of those bids are real and what percentage of those bidders actually have the capital to close? For us, we will stick to our disciplined underwriting standards and let the chips fall where they may.

We have the benefit of a diversified set of assets that creates durable cash flow and have no need to chase deals to “get in business,” which we see a lot of teams without assets doing right now. Over time, we think the pipeline of deals could ultimately outstrip the capital available in the industry, particularly on the conventional side. With that backdrop, we expect to have a healthy pipeline of attractive opportunities to prosecute for the next few years. Thanks again for your time this afternoon, and for your interest in Contango. With that, operator, let’s open up the line for questions.

Operator:	Absolutely. If you would like to ask a question, please signal by pressing star one on your telephone keypad. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. A voice prompt on the phone line will indicate when your line is open. Please state your name before posing your question. Again, press star one to ask a question, and we’ll pause for just a moment to allow everyone an opportunity to signal. And we will go ahead with our first question. Caller, you may go ahead. Your line is live.

Speaker:	Hey, Wilkie, it’s Andy Jent at Finance Capital. How are you?

Wilkie Colyer:	Good. How are you, Andy?

Speaker:	I’m good. Hey, I saw Chesapeake announced recently this kind of variable dividend concept in which they’re targeting a much higher amount of free cash flow to be paid out quarterly. I think they’re targeting 50% of free cash flow. And I know that you guys are targeting about 10% of EBITDA. How do you think about the dividend trade-off versus redeploying cashflow and acquisitions?

Wilkie Colyer:	Yeah, it’s a good question. I’d start off by saying that, just using rough math, if we’re talking 10% of EBITDA and we’re spending about 50% of EBITDA in CAPEX, then you’re really talking about 20% of free cashflow, right? So look, yeah, this is probably a better question for David and his team and John with Independence since they will be leading the new co, but I know from knowing those guys that they view dividend as good discipline and good risk mitigation. And so that dividend profile gives us the ability to maintain that discipline, but also grow the business at a time that we think it’s very attractive to do so. So, I think that’ll be really driven by John and then the management team of the new co ultimately, but John, anything you want to add there?

John Goff:	No, I think that’s right. We’ll wrap our heads around that as we get closer to the merger exactly what the policy is going to be, but we laid that out as just a broad kind of scope dividend. I think the way I personally traditionally looked at this is always measuring the value of that dividend versus the value of an acquisition versus even the value of buying stock back. So I think all those will be weighed against each other at the appropriate time.

Farley Dakan:	Yeah, this is Farley, Andy. I personally think that, back to the point about having access to capital via this merger, we don’t feel like we are going to be disadvantaged to take advantage of opportunities just because we’ve instituted a dividend. We think that we’ll have access to capital up and down the capital structure should we find accretive opportunities to embark on. But no question that the scale of this combined business is really what certainly gives Independence the confidence to Institute the dividend. Whereas with Contango standalone, I think we were super focused on growths and re-investing all those dollars because we didn’t want to let them out of the system.

Speaker:	Yeah, I got it. Just the thing is, right, when you get to these levels of cash flow on an operating basis that this has to be, should be capable of generating the stock would be much, much higher if the dividend was higher than what you guys are currently advertising. And then, so I think you guys need to think about articulating a strategy around why it’s more beneficial to redeploy the free cash flow in the CAPEX and acquisitions than it is to distribute it to shareholders. Cause I think that’s part of the confusion with the story here as to why the stock suffers. So I think Chesapeake’s announcement of 50% of free cash flow, and obviously whatever they’re doing and they’re delivered and coming out of a restructuring, et cetera. So it’s a slightly different business, but that’s something that I think you guys should just give some thought to as you merge this thing up and think about maybe how to address that in the quarterly calls in the future.

John Goff:	Yeah. I think that’s a valid point.

Farley Dakan:	Yep. I agree with that, Andy, and I appreciate the color from your side and I know that the new co board will take that into account.

Speaker:	Okay. Thanks guys.

Farley Dakan:	Thanks, Andy.

Operator:	And as a reminder to our audience, if you would like to ask a question, you may signal by pressing star one on your telephone keypad.

Wilkie Colyer:	All right. Well seeing that there are no other questions, we’ll go ahead and sign off. We appreciate everybody’s time today. And everybody’s interested in Contango. Like John said earlier, to the extent folks have follow up questions, please don’t hesitate to reach out to us. We’re happy to answer those. And again, appreciate everybody’s time. Hope you have a great rest of your day. Thanks.

Operator:	This concludes today’s call. Thank you for your participation. You may now disconnect at this time.

Additional Information and Where to Find It

This communication may be deemed to be offering or solicitation material in respect of the proposed merger between Contango and Independence Energy, LLC (“Independence” and such merger, the “Proposed Merger”). The Proposed Merger will be submitted to the stockholders of Contango for their consideration. In connection with the Proposed Merger, Contango and IE PubCo Inc., a Delaware corporation (“New PubCo”), have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (SEC File No. 333-258157) that includes a preliminary proxy statement of Contango that also constitutes a preliminary prospectus of New Pubco (the “Proxy Statement/Prospectus”) in connection with the Company Stockholder Approval (as defined in the transaction agreement for the Proposed Merger). The registration statement has not been declared effective by the SEC. The Proxy Statement/Prospectus will be mailed or otherwise disseminated to shareholders of Contango after the registration statement has been declared effective by the SEC. Contango and New PubCo also have filed and plan to file other relevant documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, may be obtained free of charge at the SEC’s website at www.sec.gov or free of charge by directing a request to the Company’s Investor Relations Department at investorrelations@contango.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company, Independence and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Proposed Merger. Information regarding the Company’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, filed with the SEC on April 30, 2021 and in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 10, 2021. Information regarding Independence’s directors and executive officers and other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the Proposed Merger filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Stockholders, potential investors and other readers should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions.

Forward-Looking Statements and Cautionary Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on Contango’s current expectations and include statements regarding our estimates of future production and other guidance (including information regarding production, lease operating expenses, cash G&A expenses, and DD&A Rate), the Company’s Proposed Merger (as defined above) and future dividend profile of the combined company, the Company’s purchase and sale agreement with ConocoPhillips to acquire low decline, conventional gas assets in the Wind River Basin of Wyoming (the “Pending Wind River Basin Acquisition”), the Company’s integration of and future plans for the Mid-Con Acquisition and the Silvertip Acquisition (each as defined in Contango’s recently filed Form 10-Q for the second quarter of 2021) which closed on January 21, 2021 and February 1, 2021, respectively, the Company’s drilling program and capital expenditures and the potential timing and success related to those expenditures, our liquidity and access to capital, expected overall drilling costs, lease operating cost and G&A costs, the potential impact of the COVID-19 pandemic including reduced demand for oil and natural gas, the volatile commodity price environment, the impact of our derivative instruments, the accuracy of our projections of future production, future results of operations, ability to identify, complete and integrate acquisitions, ability to realize expected benefits of acquisitions, the quality and nature of the asset base, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions, strategies or statements about future events or performance. Words and phrases used to identify our forward-looking statements include terms such as “guidance”, “expects”, “projects”, “anticipates”, “believes”, “plans”, “estimates”, “potential”, “possible”, “probable”, “intends”, “forecasts”, “view”, “efforts”, “goal”, “positions”, “future” or words and phrases stating that certain actions, events or results “may”, “will”, “should”, or “could” be taken, occur or be achieved. Statements concerning oil and gas reserves also may be deemed to be forward-looking statements in that they reflect estimates based on certain assumptions that the resources involved can be economically exploited. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements. These risks include, but are not limited to: the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather such as hurricanes and other natural disasters); risks related to drilling into formations that are new to us; risks related to the recently announced Proposed Merger and Pending Wind River Basin Acquisition, including the risk that the transactions will not be completed on the timeline or terms currently contemplated, the businesses and assets will not be integrated successfully, that the anticipated cost savings, synergies, intrinsic value, access to capital and growth from the transactions may not be fully realized or may take longer to realize than expected, that management attention will be diverted, the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect, the risk that a condition to closing of the Proposed Merger may not be satisfied, and the effect of Contango’s announcement of the Proposed Merger on Contango’s stock price; potential liability resulting from any future litigation related to the Proposed Merger and the Pending Wind River Basin Acquisition; risks related to the Silvertip Acquisition and Mid-Con Acquisition, including the risk that the anticipated benefits from those acquisitions may not be fully realized or may take longer to realize than expected, and that management attention will be diverted to integration-related issues; risks related to the impact of the climate change initiative by President Biden’s administration and Congress, including, as an example, the January 2021 executive order imposing a moratorium on new oil and natural gas leasing on federal lands and offshore waters pending completion of a comprehensive review and reconsideration of federal oil and natural gas permitting and leasing practices; uncertainties as to the availability and cost of financing; our relationships with lenders; our ability to comply with financial covenants in our debt instruments, repay indebtedness and access new sources of indebtedness and/or provide additional liquidity for future capital expenditures; any reduction in our borrowing base and our ability to avoid or repay excess borrowings as a result of such reduction; our ability to execute on our strategy, including execution of acquisitions; fluctuations in commodity prices; expected benefits of and risks associated with derivative positions; our ability to realize cost savings; our ability to execute on and realize expected value from acquisitions and to complete strategic dispositions of assets and realize the benefits of such dispositions; the limited trading volume of our common stock and general trading market volatility; outbreaks and pandemics, even outside our areas of operation, including COVID-19; the impact of the COVID-19 pandemic, including reduced demand for oil and natural gas, economic slowdown, governmental and societal actions taken in response to the COVID-19 pandemic, stay-at-home orders and interruptions to our operations; the ability of our management team to execute its plans or to meet its goals; shortages of drilling equipment, oil field personnel and services; unavailability of gathering systems, pipelines and processing facilities; the possibility that government policies may change or governmental approvals may be delayed or withheld; and the other factors discussed in our reports filed or furnished with the SEC, including under the “Risk Factors” heading in our annual report on Form 10-K for the year ended December 31, 2020 and our quarterly reports on Form 10-Q filed with the SEC. Additional information on these and other factors, many of which may be unknown or unpredictable at this time, which could affect Contango’s operations or financial results are included in Contango’s reports on file with the SEC. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from the projections in the forward-looking statements. Forward-looking statements speak only as of the date they were made and are based on the estimates and opinions of management at the time the statements are made. Contango does not assume any obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law. Initial production rates are subject to decline over time and should not be regarded as reflective of sustained production levels. Initial production rates of wells and initial indications of formation performance or the benefits of any transaction are not necessarily indicative of future or long-term results.